Exhibit 1

Ellomay Capital Announces 2009 Annual Meeting of Shareholders

Tel-Aviv, Israel, November 24, 2009 – Ellomay Capital Ltd. (EMYCF.PK) (Ellomay or the Company), announced today that it will hold its annual general meeting of shareholders on December 30, 2009 at 11:00 a.m. Israel time, at Ellomay’s offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel.

The agenda of the meeting is detailed in the notice of meeting and proxy statement which shall be filed shortly with the SEC on Form 6-K.

Shareholders of record as of the close of business on November 30, 2009 are entitled to vote at the shareholders’ meeting. Ellomay plans to mail a proxy statement which describes the proposals to be considered at the shareholders’ meeting and related materials on or about December 2, 2009. The proxy statement and related materials will also be available in the “Press Center” section of Ellomay’s website at www.ellomay.com.

About Ellomay Capital

Ellomay Capital Ltd. (the “Company”) (formerly: NUR Macroprinters Ltd.), an Israeli Company, is a shell company whose current plan of operations is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Until February 29, 2008, the Company and its subsidiaries developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and Ellomay does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1108
Email: kaliaw@ellomay.com